 Exhibit (a)(5)
Pershing Square Capital Management, L.P. Announces that Pershing Square, L.P., Pershing Square International, Ltd., and Pershing Square Holdings, Ltd. Commence Tender Offer for up to 6,340,000 Common Shares of The Howard Hughes Corporation
NEW YORK, October 14, 2022 — Pershing Square Capital Management, L.P. today announced that Pershing Square, L.P. (“PS”), Pershing Square International, Ltd. (“PS International”) and Pershing Square Holdings, Ltd. (“PSH” and together with PS and PS International, the “Purchasers”) have commenced a cash tender offer to purchase up to an aggregate of 6,340,000 shares of common stock, $0.01 par value per share (each, a “Common Share”), of The Howard Hughes Corporation, a Delaware corporation (NYSE: HHC) (the “Company”), at a price not greater than $60.00 nor less than $52.25 per Common Share, net to the seller in cash, less any applicable withholding taxes and without interest (the “Offer”). The exact price will be determined through a modified Dutch auction described in the offering materials referred to below. If the Purchasers accept any Common Shares for purchase pursuant to the Offer, PS, PS International and PSH will purchase approximately 7.47%, 2.27% and 90.26%, respectively, of those Common Shares and their purchase obligation will be several in accordance with those percentages and not joint. The Offer is being made on the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal, each dated as of October 14, 2022.
The Purchasers are making this Offer because they believe the Company’s current stock price is below the Company’s long-term intrinsic value per share.
The Offer is scheduled to expire at 12:00 Midnight, New York City time, at the end of November 10, 2022 (the “Expiration Date”) unless the Offer is extended or earlier terminated. Any extension of the Offer will be announced publicly on the first business day after the Expiration Date.
The Offer is subject to customary closing conditions. There is no financing condition to the Offer.
Holders interested in tendering their Common Shares must do so in accordance with the procedures set forth in the Offer to Purchase. Complete terms and conditions of the Offer are set forth in the Offer to Purchase, Letter of Transmittal and other related materials, which are being filed today by the Purchasers with the Securities and Exchange Commission (the “SEC”).
Copies of the Offer to Purchase, Letter of Transmittal and other related materials are available free of charge from D.F. King & Co., Inc., the information agent for the Offer. Questions regarding the Offer and requests for assistance in connection with the Offer may be directed to D.F. King by contacting (800) 848-3402 (toll-free). Banks and brokers may contact D.F. King at (212) 269-5550 or the dealer manager, Jefferies LLC at (877) 821-7388 (toll-free). Computershare Trust Company, N.A. is acting as depositary for the Offer. Jefferies LLC is acting as Dealer Manager in connection with the Offer.
About Pershing Square Capital Management, L.P.
Pershing Square Capital Management, L.P. (“Pershing Square”), based in New York City, is a SEC-registered investment advisor to investment funds.
Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this release. You should carefully consider these and other uncertainties described in the Offer to Purchase and the other tender offer documents that have been or will be delivered to you or filed by the Purchasers with the SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements. None of the Purchasers or any of their affiliates give any assurance that they will achieve their expectations. The inclusion of any statement in this press release does not constitute an admission by the Purchasers, their affiliates or any other person that the events or circumstances described in such statement are material.
No Offer or Solicitation
This press release is provided for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that the Purchasers are filing today (or that the Company will file) with the SEC, including among other materials a tender offer statement on Schedule TO containing the Offer to Purchase, the Letter of Transmittal, and other materials relating to the Offer. HOLDERS OF COMMON SHARES ARE URGED TO READ THESE DOCUMENTS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR COMMON SHARES. The Offer to Purchase and related Letter of Transmittal will be made available free of charge at the SEC’s website at www.sec.gov.
Contacts
Pershing Square Capital Management, L.P.
Francis McGill
McGill@persq.com
212-909-2455